UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 2, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-89618) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated May 2, 2007.
•	Interim Report to Shareholders for the three months ended March 31, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 2, 2007	By:	/s/”Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Reports Strong Start to 2007
Highlights
•	First quarter earnings increased $36.1 million, or 18.9%, to $227.0 million

•	First quarter adjusted operating earnings increased $19.9 million, or 9.5%, to $229.4 million

•	Regulatory approvals were received for Southern Access Expansion and Waupisoo Pipeline

•	A regulatory application was filed for the Canadian portion of the Southern Lights Pipeline

•	Shipper commitments received for the Spearhead Pipeline Expansion
CALGARY, Alberta, May 2, 2007 – “Results for the first quarter of 2007 met our expectations and were supported by favourable contributions from all business segments. This performance leaves us well positioned to achieve our previously announced full year adjusted operating earnings target of $1.75 to $1.85 per common share,” said Patrick D. Daniel, President and Chief Executive Officer. “This is an exciting time for Enbridge with development underway on our extensive slate of projects, which will significantly grow our Company in the coming years. We are advancing commercial, regulatory, engineering, right-of-way, materials procurement and construction activities across many projects.”
Mr. Daniel concluded, “At the same time, we are mindful of the factors that have enabled us to become a leading energy transportation company – persistent commitment to operational excellence and customer service on our existing asset base.”
On May 1, 2007, the Enbridge Board of Directors declared quarterly dividends of $0.3075 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2007 to shareholders of record on May 15, 2007.
Consolidated Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Liquids Pipelines	68.9	66.3
Gas Pipelines	25.7	16.0
Sponsored Investments	17.8	20.2
Gas Distribution and Services	109.4	86.0
International	22.0	21.8
Corporate	(16.8)	(19.4)

	227.0	190.9

Earnings applicable to common shareholders were $227.0 million for the three months ended March 31, 2007, or $0.65 per share, compared with $190.9 million, or $0.56 per share, in 2006. The $36.1 million increase in earnings reflected a higher contribution from Enbridge Gas Distribution (EGD) as weather in its franchise area was significantly colder than the first quarter 2006. Enbridge Offshore Pipelines (EOP) earnings also increased as 2005 hurricane insurance proceeds were received.

Adjusted Operating Earnings

	Three months ended
(millions of Canadian dollars, except per share amounts)	March 31,
	2007	2006

GAAP earnings as reported	227.0	190.9
Significant after-tax non-operating factors and variances:
Gas Pipelines
EOP property damage insurance recovery related to 2005 hurricanes	(5.3)	—
Sponsored Investments
EEP non-cash derivative fair value losses/(gains)	2.0	(2.7)
Gas Distribution and Services
Warmer/(colder) than normal weather affecting EGD	(1.4)	21.3
Energy Services non-cash derivative fair value losses/(gains)	4.3	—
Aux Sable non-cash derivative fair value losses/(gains)	2.8	—

Adjusted Operating Earnings	229.4	209.5

Adjusted Operating Earnings per Common Share	0.65	0.62

Adjusted operating earnings were $229.4 million, or $0.65 per share, for the three months ended March 31, 2007, compared with $209.5 million, or $0.62 per share, for the three months ended March 31, 2006. The non-cash derivative fair value gains and losses resulted from derivative instruments which are economically effective hedges but do not qualify for hedge accounting treatment.
The increase in adjusted operating earnings was largely due to:
•	A full quarter of earnings contributions from Olympic and Spearhead pipelines in 2007.

•	Receipt of insurance proceeds compensating EOP for lost revenues and additional costs associated with hurricanes Katrina and Rita in 2005.

•	Customer growth at EGD.

•	Increased asset optimization activities and higher margins at Energy Services.
The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in Compañia Logistica de Hidrocarburos CLH, S.A. (CLH). The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the generally accepted accounting principles (GAAP) earnings volatility caused by exchange rate differences. During the three months ended March 31, 2007, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $3.5 million (2006 — $3.9 million) of incremental after-tax cash flows, which were not included in reported earnings.
Non-GAAP Measures
This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance for the Company. Also, the Company’s dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian GAAP and is not considered a GAAP measure. Therefore, this measure may not be comparable with a similar measure presented by other issuers.

Liquids Pipelines

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Enbridge System	49.1	52.0
Athabasca System	13.6	12.3
Olympic Pipeline	3.7	0.6
Spearhead Pipeline	1.3	0.3
Feeder Pipelines and Other	1.2	1.1

	68.9	66.3

•	Enbridge System earnings were slightly lower than the prior year due to the impact of a strong labour market on compensation expense as well as increased taxes in the Terrace component.

•	Olympic Pipeline was acquired on February 1, 2006. Earnings for 2007 reflected a full three months of operations as well as increased revenue due to toll increases and lower operating costs due to timing.

•	Spearhead Pipeline earnings reflected a full three months of operations in 2007. The prior year included only one month of earnings as Spearhead Pipeline commenced operations in early March 2006.
Gas Pipelines

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Alliance Pipeline US	7.5	7.3
Vector Pipeline	3.8	4.1
Enbridge Offshore Pipelines	14.4	4.6

	25.7	16.0

•	EOP’s 2007 earnings included $5.3 million related to insurance proceeds for the replacement of damaged infrastructure resulting from the 2005 hurricanes. EOP earnings also included insurance proceeds of $6.0 million from business interruption policies, which were not adjusted in the Company’s calculation of adjusted operating earnings because the related lost earnings were reflected in prior period earnings. The final claim settlement is expected in late 2007 or early 2008.
Sponsored Investments

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Enbridge Income Fund (EIF)	9.6	9.3
Enbridge Energy Partners (EEP)	8.2	10.9

	17.8	20.2

•	EEP’s 2007 earnings included $2.0 million (net to Enbridge) of unrealized fair value losses on derivative financial instruments compared with unrealized fair value gains of $2.7 million in 2006.

•	EEP’s 2007 adjusted operating earnings of $10.2 million (2006 — $8.2 million) reflected an increased ownership interest as well as gains from gas storage and lower operating costs on the Lakehead System, which were slightly offset by lower gas processing margins and increased gas measurement losses. EEP issued Class C units on April 2, 2007, reducing Enbridge’s ownership interest from 16.6% to 15.7%.

Gas Distribution and Services

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Enbridge Gas Distribution	86.2	58.3
Noverco	17.0	13.9
CustomerWorks/ECS	4.0	6.6
Enbridge Gas New Brunswick	2.8	1.8
Other Gas Distribution	5.3	4.7
Energy Services	(1.4)	0.4
Aux Sable	(2.3)	1.0
Other	(2.2)	(0.7)

	109.4	86.0

•	EGD’s earnings improved from the prior year primarily due to the impact of colder weather. In 2006, weather was significantly warmer than normal, resulting in lower earnings, whereas in 2007, weather was slightly colder than normal. Earnings also increased because of customer growth and higher storage and transportation capacity transaction revenues.

•	CustomerWorks/ECS earnings decreased because, pursuant to an OEB recommendation, CustomerWorks transitioned customer care services related to EGD to a third party service provider in the quarter.

•	Energy Services earnings in 2007 reflected $4.3 million of unrealized fair value losses on derivative instruments. These losses were more than offset by improved earnings from Tidal Energy, which resulted from increased optimization of Enbridge assets, improved market fundamentals for crude oil and increased transportation and storage volumes. Energy Services includes Gas Services and Tidal Energy, which was previously included in Other.

•	Aux Sable earnings reflected unrealized fair value losses on derivative financial instruments of $2.8 million. These financial instruments are used to mitigate the uncertainty of the Company’s share of the contingent upside sharing mechanism, which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds.
International

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

CLH	14.5	13.3
OCENSA/CITCol	8.3	8.2
Other	(0.8)	0.3

	22.0	21.8

•	CLH earnings increased slightly due to higher transportation tariffs, longer hauls and the impact of a stronger Euro.
Corporate

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Corporate	(16.8)	(19.4)

•	The decrease in Corporate costs was primarily due to decreased interest expense resulting from lower levels of corporate debt which was repaid from the proceeds of the $566.4 million issuance of equity on February 2, 2007.

Conference Call
Enbridge will hold a conference call on May 2, 2007 at 9:30 a.m. Eastern time (7:30 a.m. Mountain time) to discuss the first quarter 2007 results. Analysts, members of the media and other interested parties wanting to participate should phone 1-800-591-6945 using the access code of 86318585. The call will be audio webcast live at www.enbridge.com/investor and an audio replay will be available shortly thereafter at 1-888-286-8010 using the access code 83532352. In addition, a webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
The unaudited interim consolidated financial statements and Management’s Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
In the interest of providing Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations, certain information provided in this News Release constitutes forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.
Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this News Release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this News Release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:
Media	Investment Community
Jennifer Varey	Bob Rahn
(403) 508-6563	(403) 231-7398
E-mail: jennifer.varey@enbridge.com	E-mail: bob.rahn@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS

	Three months ended
(unaudited; millions of Canadian dollars, except per share amounts)	March 31,
	2007	2006

Earnings Applicable to Common Shareholders
Liquids Pipelines	68.9	66.3
Gas Pipelines	25.7	16.0
Sponsored Investments	17.8	20.2
Gas Distribution and Services	109.4	86.0
International	22.0	21.8
Corporate	(16.8)	(19.4)

	227.0	190.9

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	416.9	323.6
Cash provided by operating activities	765.9	714.5
Expenditures on property, plant and equipment	443.8	153.5
Acquisitions and long-term investments	0.6	156.1
Common share dividends	112.9	100.6

Per Share Information
Earnings per Common Share	0.65	0.56
Diluted Earnings per Common Share	0.64	0.56
Dividends per Common Share	0.3075	0.2875

Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	350.7	339.0
Diluted Weighted Average Common Shares Outstanding (millions)	354.2	342.7

Operating

Liquids Pipelines[1]
Deliveries (thousands of barrels per day)	2,229	2,153
Barrel miles (billions)	203	198
Average haul (miles)	1,013	1,021
Gas Pipelines – Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,676	1,681
Vector Pipeline	1,007	1,153
Enbridge Offshore Pipelines	2,021	2,069
Gas Distribution and Services[2]
Volumes (billion cubic feet)	191	172
Number of active customers (thousands)	1,874	1,828
Degree day deficiency[3]
Actual	1,908	1,666
Forecast based on normal weather	1,894	1,894

1.	Liquids Pipelines operating highlights include the statistics of the 16.6% owned Lakehead System and other wholly-owned liquid pipeline operations, excluding the Spearhead Pipeline and Athabasca Pipeline.

2.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

3.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2007	2006

Revenues
Commodity sales	2,686.6	2,705.4
Transportation	602.3	583.9
Energy services	69.3	57.4

	3,358.2	3,346.7

Expenses
Commodity costs	2,531.8	2,592.0
Operating and administrative	280.3	254.4
Depreciation and amortization	147.1	146.0

	2,959.2	2,992.4

	399.0	354.3
Income from Equity Investments	44.0	54.8
Other Investment Income	41.6	27.5
Interest Expense	(140.6)	(138.3)

	344.0	298.3
Non-Controlling Interests	(5.6)	(13.4)

	338.4	284.9
Income Taxes	(109.7)	(92.3)

Earnings	228.7	192.6
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	227.0	190.9

Earnings Per Common Share	0.65	0.56

Diluted Earnings Per Common Share	0.64	0.56

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2007	2006

Earnings	228.7	192.6
Other Comprehensive Income/(Loss)
Change in unrealized gains on cash flow hedges, net of tax	9.2	—
Reclassification of realized cash flow hedges, net of tax	7.3	—
Other comprehensive loss from equity investees	(10.2)	—
Non-controlling interest in other comprehensive income	5.8	—
Change in foreign currency translation adjustment	(30.8)	17.4
Change in unrealized gains on net investment hedges, net of tax	2.1	(6.3)

Comprehensive Income	212.1	203.7

See accompanying notes to the unaudited consolidated financial statements.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2007	2006

Preferred Shares	125.0	125.0

Common Shares
Balance at Beginning of Period	2,416.1	2,343.8
Common Shares Issued	566.4	—
Dividend Reinvestment and Share Purchase Plan	4.7	4.2
Shares Issued on Exercise of Stock Options	3.8	18.2

Balance at End of Period	2,991.0	2,366.2

Contributed Surplus
Balance at Beginning of Period	18.3	10.0
Stock-based Compensation	5.0	1.6
Option Exercises	(0.3)	(0.5)

Balance at End of Period	23.0	11.1

Retained Earnings
Balance at Beginning of Period	2,322.7	2,098.2
Earnings Applicable to Common Shareholders	227.0	190.9
Cumulative Impact of Change in Accounting Policy (Note 1)	(47.0)	—
Common Share Dividends	(112.9)	(100.6)
Dividends Paid to Reciprocal Shareholder	3.4	3.1

Balance at End of Period	2,393.2	2,191.6

Accumulated Other Comprehensive Loss
Balance at Beginning of Period	(135.8)	(171.8)
Cumulative Impact of Change in Accounting Policy (Note 1)	48.2	—
Other Comprehensive Income (Note 1)	(16.6)	11.1

Balance at End of Period	(104.2)	(160.7)

Reciprocal Shareholding
Balance at Beginning of Period	(135.7)	(135.7)
Participation in Common Shares Issued	(18.6)	—

Balance at End of Period	(154.3)	(135.7)

Total Shareholders’ Equity	5,273.7	4,397.5

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2007	2006

Cash Provided By Operating Activities
Earnings	228.8	192.6
Depreciation and amortization	147.1	146.0
Unrealized losses on derivative instruments	7.1	—
Equity earnings in excess of cash distributions	(24.7)	(34.6)
Future income taxes	65.7	1.6
Other	(7.1)	18.0
Changes in operating assets and liabilities	349.0	390.9

	765.9	714.5

Investing Activities
Acquisitions	—	(101.4)
Long-term investments	(0.6)	(54.7)
Additions to property, plant and equipment	(443.8)	(153.5)
Change in construction payable	(42.1)	(20.9)

	(486.5)	(330.5)

Financing Activities
Net change in short-term borrowings and short-term debt	(574.1)	(767.6)
Net change in non-recourse short-term debt	3.3	—
Long-term debt issues	462.9	500.0
Long-term debt repayments	(534.5)	—
Non-recourse long-term debt issued	14.4	2.0
Non-recourse long-term debt repaid	(0.5)	(2.6)
Distributions to from non-controlling interests	(5.7)	(6.1)
Common share issues	567.5	20.1
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(112.9)	(100.6)

	(181.3)	(356.5)

Increase in Cash and Cash Equivalents	98.1	27.5
Cash and Cash Equivalents at Beginning of Period	139.7	153.9

Cash and Cash Equivalents at End of Period	237.8	181.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(unaudited; millions of Canadian dollars)	2007	2006

Assets
Current Assets
Cash and cash equivalents	237.8	139.7
Accounts receivable and other	2,334.1	2,045.6
Inventory	302.9	868.9

	2,874.8	3,054.2
Property, Plant and Equipment, net	11,547.2	11,264.7
Long-Term Investments	2,226.1	2,299.4
Deferred Amounts and Other Assets	962.6	924.5
Intangible Assets	237.5	241.5
Goodwill	391.2	394.9
Future Income Taxes	160.6	200.1

	18,400.0	18,379.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	236.4	807.9
Accounts payable and other	1,774.3	1,723.8
Interest payable	86.4	95.1
Current maturities and short-term debt	100.7	537.0
Current maturities of non-recourse debt	59.8	60.1

	2,257.6	3,223.9
Long-Term Debt	7,347.7	7,054.0
Non-Recourse Long-Term Debt	1,617.4	1,622.0
Other Long-Term Liabilities	193.4	91.1
Future Income Taxes	1,031.6	1,062.5
Non-Controlling Interests	678.6	715.2

	13,126.3	13,768.7

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,991.0	2,416.1
Contributed surplus	23.0	18.3
Retained earnings	2,393.2	2,322.7
Accumulated other comprehensive loss	(104.2)	(135.8)
Reciprocal shareholding	(154.3)	(135.7)

	5,273.7	4,610.6

	18,400.0	18,379.3

See accompanying notes to the unaudited consolidated financial statements.

SEGMENTED INFORMATION
Three months ended
March 31, 2007

				Gas
(millions of Canadian	Liquids	Gas	Sponsored	Distribution
dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	273.7	86.6	63.6	2,931.6	2.7	—	3,358.2
Commodity costs	—	—	—	(2,531.8)	—	—	(2,531.8)
Operating and administrative	(101.9)	(20.3)	(17.4)	(134.0)	(3.8)	(2.9)	(280.3)
Depreciation and amortization	(39.0)	(23.0)	(18.2)	(65.6)	(0.2)	(1.1)	(147.1)

	132.8	43.3	28.0	200.2	(1.3)	(4.0)	399.0
Income from equity Investments	(0.3)	—	16.6	13.2	14.8	(0.3)	44.0
Other investment income	0.2	15.3	1.0	4.3	8.9	11.9	41.6
Interest and preferred share dividends	(25.1)	(17.6)	(15.2)	(52.8)	—	(31.6)	(142.3)
Non-controlling interest	(0.2)	—	(4.0)	(1.4)	—	—	(5.6)
Income taxes	(38.5)	(15.3)	(8.6)	(54.1)	(0.4)	7.2	(109.7)

Earnings applicable to common shareholders	68.9	25.7	17.8	109.4	22.0	(16.8)	227.0

Three months ended March 31, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	247.8	86.7	62.0	2,947.7	2.5	—	3,346.7
Commodity costs	—	—	—	(2,592.0)	—	—	(2,592.0)
Operating and administrative	(84.8)	(22.4)	(14.9)	(125.4)	(3.2)	(3.7)	(254.4)
Depreciation and amortization	(38.6)	(22.0)	(18.1)	(65.7)	(0.3)	(1.3)	(146.0)

	124.4	42.3	29.0	164.6	(1.0)	(5.0)	354.3
Income from equity investments	—	—	31.5	11.0	12.3	—	54.8
Other investment income	0.2	2.8	0.9	4.3	12.1	7.2	27.5
Interest and preferred share dividends	(23.2)	(18.8)	(15.0)	(48.7)	—	(34.3)	(140.0)
Non-controlling interest	(0.4)	—	(12.1)	(0.9)	—	—	(13.4)
Income taxes	(34.7)	(10.3)	(14.1)	(44.3)	(1.6)	12.7	(92.3)

Earnings applicable to common shareholders	66.3	16.0	20.2	86.0	21.8	(19.4)	190.9

Enbridge Inc.
Management’s Discussion & Analysis
For the Three Months Ended March 31, 2007
Dated May 1, 2007
This Management’s Discussion and Analysis (MD&A) should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three months ended March 31, 2007. It should also be read in conjunction with the audited consolidated statements and MD&A contained in the Company’s Annual Report for the year ended December 31, 2006. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.
Consolidated Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Liquids Pipelines	68.9	66.3
Gas Pipelines	25.7	16.0
Sponsored Investments	17.8	20.2
Gas Distribution and Services	109.4	86.0
International	22.0	21.8
Corporate	(16.8)	(19.4)

	227.0	190.9

Earnings applicable to common shareholders were $227.0 million for the three months ended March 31, 2007, or $0.65 per share, compared with $190.9 million, or $0.56 per share, for the same period in 2006. The $36.1 million increase in earnings reflected a higher contribution from Enbridge Gas Distribution (EGD) as weather in its franchise area was significantly colder than the first quarter 2006. Enbridge Offshore Pipelines (EOP) earnings also increased as 2005 hurricane insurance proceeds were received.
FORWARD LOOKING INFORMATION
In the interest of providing Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations, certain information provided in this Management’s Discussion and Analysis (MD&A) constitutes forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.
Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

ADJUSTED OPERATING EARNINGS

	Three months ended
(millions of Canadian dollars; except per share amounts)	March 31,
	2007	2006

GAAP Earnings as reported	227.0	190.9
Significant after tax non-operating factors and variances:
Gas Pipelines
EOP hurricane property damage insurance recovery	(5.3)	—
Sponsored Investments
EEP non-cash derivative fair value losses/(gains)	2.0	(2.7)
Gas Distribution and Services
(Colder)/warmer than normal weather affecting EGD	(1.4)	21.3
Energy Services non-cash derivative fair value losses/(gains)	4.3	—
Aux Sable non-cash derivative fair value losses/(gains)	2.8	—

Adjusted Operating Earnings	229.4	209.5

Adjusted Operating Earnings per Common Share	0.65	0.62

Each of the significant non-operating factors is described in the Financial Results sections for the respective business segment.
Adjusted operating earnings were $229.4 million for the three months ended March 31, 2007, compared with $209.5 million for the three months ended March 31, 2006. The non-cash derivative fair value gains and losses resulted from derivative instruments which are economically effective hedges but do not qualify for hedge accounting treatment. The increase was largely due to:
•	A full quarter of earnings contributions from Olympic and Spearhead pipelines in 2007.

•	Insurance proceeds were received compensating EOP for additional costs and lost revenues for hurricanes Katrina and Rita.

•	Energy Services adjusted operating earnings have increased as asset optimization activities, market fundamentals, and incremental storage and transportation volumes have increased margins.

•	EGD’s earnings have increased due to customer growth.
The Company has foreign currency denominated earnings, primarily from United States based operations and investments, as well as its Euro investment in Compañia Logistica de Hidrocarburos CLH, S.A. (CLH). The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the Generally Accepted Accounting Principles (GAAP) earnings volatility caused by exchange rate differences. During the three months ended March 31, 2007, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $3.5 million (2006 — $3.9 million) of incremental after-tax cash flows, which were not included in reported earnings.

Non-GAAP Measures
This MD&A contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance for the Company. Also, the Company’s dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian GAAP and is not considered a GAAP measure. Therefore, this measure may not be comparable with a similar measure presented by other issuers.
RECENT DEVELOPMENTS
Southern Lights Pipeline
During the quarter, the Company filed for regulatory approval with the National Energy Board (NEB) for the Canadian portion of the US$1.3 billion Southern Lights diluent and crude pipelines. The Federal Energy Regulatory Commission (FERC) filing for the United States portion of the Project is expected in the second quarter of 2007. The Company obtained long-term commitments from shippers in 2006. Pre-construction activities are underway and the diluent line is expected to be in service in 2010.
Spearhead Pipeline
During the quarter, following significant interest expressed from shippers, the Company held an Open Season for expansion of the Spearhead Pipeline. The expansion, expected to cost $0.1 billion, will increase capacity from Chicago, Illinois to Cushing, Oklahoma by 65,000 barrels per day (bpd) to 190,000 bpd. The Open Season was limited to 30,000 bpd of firm capacity and the remaining 35,000 bpd would be made available to uncommitted shippers, unless and until committed shippers exercise their right to the capacity. The available firm capacity was oversubscribed and will be pro-rated. The expansion is expected to be completed in early 2009.
Waupisoo Pipeline
The $0.5 billion 30-inch diameter pipeline from the Cheecham terminal on the Athabasca Pipeline to Edmonton, Alberta received Alberta Energy and Utilities Board approval in February 2007. Pre-construction activities have commenced and the Project is expected to be in service in mid-2008.
Alberta Clipper Project
Enbridge is continuing discussions with shippers to finalize the tolling methodology for the Alberta Clipper Expansion Project. Thereafter, the Company will file an application with the NEB for the construction and operation of the $1.5 billion Canadian portion of the Alberta Clipper Project. Subsequent to the NEB filing, the Company anticipates Enbridge Energy Partners (EEP) will follow with FERC regulatory filings for the US$0.8 billion United States portion of the project. The Project will have an initial capacity of 450,000 bpd and is expandable to 800,000 bpd.
Southern Access Mainline Expansion
Following the approval of tolling agreements on the US$1.6 billion (Enbridge — $0.3 billion, EEP - US$1.3 billion) Southern Access Expansion by the FERC and the NEB in 2006, the winter construction phase started as planned. The expansion will be completed in stages finishing in 2009.
Other Projects
Progress continues on a number of other Liquids Pipeline projects, including the Southern Access Extension, Hardisty Contract Terminal, Downstream Terminalling, Gateway and Athabasca Pipeline Expansion projects, for which in service dates and capital expenditures are consistent with prior disclosures.

Pipe Procurement Contract
On April 12, the Company signed a contract for the purchase of 2,800 kilometres of steel pipe to be used in the construction of several of the liquids pipeline projects including the Southern Lights project, the Alberta Clipper project and the Line 4 Extension project. Commitments associated with these contracts are backstopped by industry as necessary to expedite the project in-service dates. The Company expects to take delivery of the pipe concurrent with the project schedule. Total commitments, including this contract are $760 million. The minimum cancellation charge related to these contracts is approximately $284 million.
Neptune Pipeline
Enbridge Offshore Pipelines held a successful Open Season for the Neptune crude oil pipeline in the Green Canyon Corridor. The 26-mile (42-kilometre), 20-inch diameter pipeline will have a capacity of 60,000 bpd and is expected to be in service in September of 2007 at a cost of US$0.1 billion.
Vector Pipeline
Vector Pipeline is progressing with a US$0.1 billion expansion from 1.0 billion cubic feet/day (bcf/d) to 1.2 bcf/d. Vector has obtained FERC approval for the expansion and secured 10-year firm transportation contracts for the new capacity. The expansion is expected to be in service in the fourth quarter of 2007.
2007 Rate Application — EGD
EGD filed its 2007 rate application with the Ontario Energy Board (OEB) in August 2006 which consisted of a traditional cost of service methodology application. During the quarter the OEB approved settlements reached with stakeholders related to capital, operating and maintenance expenditure budgets, permitting EGD to implement a partial rate increase effective April 1, 2007. A final decision on the remaining issues of the 2007 rate application is expected during the second quarter of 2007. The key elements of the application are summarized below:

Regulatory year ending December 31, 2007

Rate base (millions)	$3,801.3
Rate of return on rate base	7.76%
Deemed common equity for regulatory purposes	38.00%
Rate of return on common equity	8.74%

EGD has requested an increase in the equity component of its deemed capital structure to 38% from 35% reflecting changes in EGD’s business risk environment and financial risk position. The rate of return of 8.74% used in the 2007 rate application was a placeholder, and has been replaced with a final rate of return of 8.39% for 2007 rates.
Rate Regulation — Incentive Regulation (IR)
During 2006, EGD commenced consultation with the OEB with respect to shifting to an IR methodology for rate setting purposes. EGD expects that IR will start in 2008, with 2007 as the base year for a potential four to five year plan. The potential impact of IR on EGD is not expected to be known until the fourth quarter of 2007.
Storage Project
In November 2006, EGD announced that it is conducting a binding Open Season for high deliverability natural gas storage services at EGD’s Southwestern Ontario storage facility. In April 2007, EGD signed storage contracts for daily services totaling 2.8 million gigajoules (GJ), or approximately 2.6 bcf, of storage capacity, including 10 or 20-day storage service with firm year-round withdrawal and injection levels. The service is expected to be in place between April 2008 and November 2008, depending on customer needs. EGD anticipates seeking necessary facilities approvals from the OEB in the third quarter of 2007 and, subject to these approvals, modifying the necessary facilities in 2007 and 2008.
Customer Care and Customer Information System (CIS) Agreements
Effective April 1, 2007, EGD has entered into five-year Customer Care Services contracts with third party service providers for meter reading, billing, billing administration, call handling and collections. The total costs of the contracts are approximately $274.0 million over the five year term.
EGD is planning to have a new CIS system in service by July 2009, at an approximate cost of $118.7 million, to meet the need for a more robust and technologically up-to-date system.
The OEB has approved a six-year rate recovery arrangement for the customer care services and pre-approved the capital to be invested in the new CIS.
Permit Fees
In December 2006, the Ontario government introduced a regulation which enables municipalities to charge natural gas utilities administrative fees to work on municipal roadways. EGD believes that the permit fees should not apply to natural gas utilities and is lobbying to repeal the regulation; however, as a contingency, EGD is preparing an application for regulatory recovery of permit fees.
Ontario Wind Project
Significant progress towards construction of the 182 megawatt Ontario Wind Project in Kincardine was made during the quarter. On March 19, 2007 the Ontario Ministry of Environment confirmed the Environmental Screening Report was accepted and the Project will not require an Environmental Assessment. The Project also received zoning approvals from both the Municipality of Kincardine and Bruce County. An Ontario Municipal Board hearing for zoning appeals commenced on April 30 and should be concluded in mid July, 2007.
FINANCIAL RESULTS
Liquids Pipelines
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Enbridge System	49.1	52.0
Athabasca System	13.6	12.3
Olympic Pipeline	3.7	0.6
Spearhead Pipeline	1.3	0.3
Feeder Pipelines and Other	1.2	1.1

	68.9	66.3

Earnings were $68.9 million for the three months ended March 31, 2007, compared with $66.3 million for the three months ended March 31, 2006. The increase was largely due to higher earnings from Olympic Pipeline.
Enbridge System earnings were slightly lower than the prior year due to the impact of a strong labour market on compensation expense as well as increased taxes in the Terrace component.
Olympic Pipeline was acquired on February 1, 2006. Earnings for 2007 reflected a full three months of operations as well as increased apportionment penalties from shippers and higher tolls from a tariff increase in July 2006. Olympic’s cost of service tolling methodology requires annual toll adjustments for over or under collections in prior years. The adjustment amount is collected in the current period’s toll.

Spearhead Pipeline earnings reflected a full three months of operations in 2007. The prior year included only one month of earnings as Spearhead Pipeline went into service in early March 2006.
Gas Pipelines
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Alliance Pipeline US	7.5	7.3
Vector Pipeline	3.8	4.1
Enbridge Offshore Pipelines	14.4	4.6

	25.7	16.0

Earnings were $25.7 million for the three months ended March 31, 2007, compared with $16.0 million for the three months ended March 31, 2006. The increase was primarily due to increased operating earnings and insurance proceeds at EOP.
EOP’s 2007 earnings included $5.3 million related to insurance proceeds for the replacement of damaged infrastructure resulting from the 2005 hurricanes. EOP earnings also included insurance proceeds of $6.0 million from business interruption policies, which were not adjusted in the Company’s calculation of adjusted operating earnings because the related lost earnings were reflected in prior period earnings. The final claim settlement is expected in late 2007 or early 2008.
Sponsored Investments
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Enbridge Income Fund	9.6	9.3
Enbridge Energy Partners	8.2	10.9

	17.8	20.2

Earnings for the three months ended March 31, 2007 were $17.8 million compared with $20.2 million in the same period of 2006.
EEP’s 2007 results, adjusted operating earnings of $10.2 million, net to Enbridge, (2006 — $8.2 million) were higher in the current year and reflected the Company’s increased ownership interest as well as gains from gas storage and lower operating costs on the Lakehead System, which were slightly offset by lower gas processing margins and increased gas measurement losses. The first quarter of 2007 included $2.0 million of unrealized losses on derivative instruments that do not qualify for hedge accounting (2006 — $2.7 million gains).
EEP issued Class C units on April 2, 2007, reducing Enbridge’s ownership interest from 16.6% to 15.7%.

Gas Distribution and Services
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Enbridge Gas Distribution	86.2	58.3
Noverco	17.0	13.9
CustomerWorks/ECS	4.0	6.6
Enbridge Gas New Brunswick	2.8	1.8
Other Gas Distribution	5.3	4.7
Energy Services	(1.4)	0.4
Aux Sable	(2.3)	1.0
Other	(2.2)	(0.7)

	109.4	86.0

Earnings were $109.4 million for the three months ended March 31, 2007 compared with $86.0 million for the three months ended March 31, 2006. The higher earnings in 2007 were due to primarily colder weather the market area served by EGD in the current year.
EGD’s distribution volumes and earnings in the first quarter of 2006 were impacted by warmer than normal weather which reduced earnings by $21.3 million, whereas weather in 2007 was closer to normal and had a slightly positive impact on earnings. EGD’s earnings also increased due to customer growth and higher storage and transportation capacity transaction revenues.
CustomerWorks/ECS earnings decreased because, pursuant to an OEB recommendation, CustomerWorks transitioned customer care services related to EGD to a third party service provider in the quarter.
Energy Services consists of Tidal Energy (Tidal), which was previously included in Other, and Gas Services and includes $4.3 million of net unrealized losses (2006 — $nil) on derivative instruments that do not qualify for hedge accounting treatment. Tidal buys and sells crude oil at fixed prices to lock-in a profit on the sale. When the forward market price of crude oil exceeds the fixed price future sale, an unrealized loss occurs, however the unrealized loss will be reversed when the future sale is realized. Adjusted operating earnings have increased $2.5 million over the prior year earnings and reflected increased optimization of Enbridge assets, improved crude oil market fundamentals, and increased storage and transportation volumes.
Aux Sable earns a fixed annual fee as well as an additional market based upside sharing payment when the margin at the liquids extraction and fractionation plant exceeds pre-defined levels. As the total upside payment amount is not known with certainty until year-end, first quarter earnings exclude any upside sharing. The upside sharing will be recorded when the earnings requirements for revenue recognition are met. The Company has entered into financial derivative instruments to mitigate the uncertainty of its share of the upside sharing payment. Although economically effective hedges, the instruments do not meet the criteria for hedge accounting treatment. Earnings for the quarter included a $2.8 million mark to market loss related to the hedges.

International
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

CLH	14.5	13.3
OCENSA/CITCol	8.3	8.2
Other	(0.8)	0.3

	22.0	21.8

Earnings for the three months ended March 31, 2007 were $22.0 million, and consistent with the same period in 2006. CLH earnings increased slightly due to higher average transportation tariffs, longer hauls and the impact of a stronger Euro.
Corporate
Costs

	Three months ended
(millions of Canadian dollars)	March 31,
	2007	2006

Corporate	(16.8)	(19.4)

Corporate costs were $16.8 million for three months ended March 31, 2007, compared with $19.4 million for the three months ended March 31, 2006. The decrease in Corporate costs was primarily due to decreased interest expense resulting from lower levels of corporate debt which was repaid from the issuance of common equity on February 2, 2007.
LIQUIDITY AND CAPITAL RESOURCES
The Company expects to generate sufficient cash from operations to fund liabilities as they become due, finance budgeted investing activity, and pay common share dividends throughout 2007. The Company also expects to issue additional debt to fund planned capital expenditures during the year. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.
Debt Covenants
EGD has met the long-term debt issuance covenant contained in its trust indenture and is again able to issue new long-term debt, as the 2007 winter months were colder than the prior year. EGD is required to maintain a long-term debt interest coverage ratio of 2.0 times for 12 consecutive months in the previous 23 months.
Operating Activities
Cash from operations was $765.9 million for the three months ended March 31, 2007, an increase of $48.4 million from the comparable prior year period. The increase was due to higher operating earnings at EGD and receipt of insurance proceeds at EOP.
Investing Activities
Expenditures for property, plant, and equipment were $443.8 million for the three months ended March 31, 2007 compared to $153.5 million in the prior year. The increase was due to new growth projects including Waupisoo Pipeline, Hardisty Contract Terminals, Southern Lights Pipeline, Neptune Pipeline, Ontario Wind as well as customer additions and system upgrades at EGD. There were no acquisitions in the current year, whereas the prior year included $101.4 million for the 65% joint venture interest in Olympic Pipeline.

Financing Activities
The Company’s debt to capitalization ratio was 59.3% at March 31, 2007 compared with 63.0% at March 31, 2006 primarily as a result of issuing common shares for $566.4 million during the quarter. The proceeds were used to pay down corporate debt including the redemption of $200.0 million of preferred securities. Cash used for financing activities during the three months ended March 31, 2007 was $181.3 million compared with $356.5 million for the three months ended March 31, 2006. The Company also issued US$400.0 of long-term debt in the quarter to finance new growth projects. Short-term borrowing repayments were approximately $200 million less than the prior year as EGD’s gas inventory, which is financed by short-term borrowing, was lower through the winter months in 2007. Dividend distributions increased as more shares were outstanding and a higher dividend rate was paid in the current year.
CHANGES IN ACCOUNTING POLICIES
Financial Instruments, Comprehensive Income, and Hedging Relationships
Effective January 1, 2007, the Company adopted new accounting standards for Financial Instruments - Recognition and Measurement, Financial Instruments — Disclosure and Presentation, Comprehensive Income, and Hedges. These policies were adopted prospectively and accordingly, the prior periods were not restated. However, unrealized gains and losses related to the Company’s foreign currency translation adjustments and net investment hedges are now included in Accumulated Other Comprehensive Income or Loss (AOCI) and unamortized deferred financing fees of $52.7 million were reclassified from deferred amounts and other assets to long-term debt.
The new standards require that the Company now recognize financial instruments, including cash flow and fair value hedges, on the balance sheet at fair value. The standards also require the classification of financial assets and liabilities according to expected use. Loans and receivables and instruments held to maturity remain recorded at amortized cost. With the exception of recognizing derivative instruments, including hedge instruments, at fair value, the Company has not changed the valuation of other financial instruments.
The adoption of the new standards did not impact the Company’s earnings or cash flows, however the Company recognized assets of $3.4 million, liabilities of $2.2 million, AOCI of $48.2 million and a decrease to retained earnings of $47.0 million as at January 1, 2007.
To the extent cash flow hedges are effective, the unrealized changes in fair value are recorded in Accumulated Other Comprehensive Income, a component of equity, until the gains or losses are realized and recognized in earnings. Any hedge ineffectiveness is charged to current earnings. Unrealized changes in fair value hedges are recorded in earnings consistent with changes in the fair value of the underlying asset or liability. For the Company’s regulated operations certain derivatives are recognized at fair value on the balance sheet with an offsetting regulatory asset or liability.
The Company does not use derivatives for speculative purposes, although certain economic hedges may fail to qualify for hedge accounting. For derivatives that do not qualify for hedge accounting the unrealized changes in fair value are charged to current earnings. The Company also utilizes fixed price forward physical commodity contracts to manage exposure to changes in commodity prices. Certain of the Company’s fixed price contracts are deemed derivatives and therefore recognized at fair value.
Capital Disclosures and Financial Instruments – Disclosure and Presentation
Effective January 1, 2008, the Company will adopt new accounting standards for Capital Disclosures and Financial Instruments – Disclosure and Presentation. The Company will disclose its objectives, policies and procedures for managing capital, additional information with respect to capital compliance requirements, and enhanced disclosure of risks associated with financial instruments and how those risks are managed.

SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars, except per share amounts)	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	3,358.2	2,785.7	2,184.9	2,327.2	3,346.7	2,712.8	1,657.1	1,572.4
Earnings applicable to common shareholders	227.0	171.1	95.5	157.9	190.9	174.0	67.8	93.6
Earnings per common share	0.65	0.50	0.28	0.47	0.56	0.52	0.20	0.27
Diluted earnings per common share	0.64	0.49	0.28	0.46	0.56	0.51	0.20	0.27
Dividends per common share	0.3075	0.2875	0.2875	0.2875	0.2875	0.2875	0.2500	0.2500

[1]	Quarterly Financial Information has been extracted from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.
Revenue fluctuates primarily due to the seasonality of EGD. Typically, revenue peaks in the winter months during the first quarter and, to a lesser extent, in the fourth quarter of the year when higher gas volumes are sold. Also, EGD’s revenue and earnings are affected by variations in the weather, especially in the winter, when warmer or colder than normal temperatures can result in lower or higher distribution volumes, respectively.
Significant items that impacted the quarterly earnings and revenue, in addition to the seasonal fluctuations described above, were as follows:
•	First quarter 2007 included higher earnings from EGD due to colder weather than the prior year period and the receipt of 2005 hurricane insurance proceeds.

•	Fourth quarter earnings in 2006 reflected higher earnings from the Enbridge System and Aux Sable, offset by lower earnings from EGD due primarily to warmer weather than normal and higher costs.

•	Third quarter earnings in 2006 reflected higher earnings from Enbridge System, increased earnings from the Company’s investment in EEP and the initial recognition of upside sharing in Aux Sable.

•	Second quarter earnings in 2006 included the impact of tax rate reductions, which increased consolidated earnings by $48.9 million. Revenues in the second quarter of 2006 were higher due to higher commodity prices and were offset by higher commodity costs.

•	First quarter earnings in 2006 reflected increased earnings in the Enbridge System more than offset by lower results from EGD, due primarily to warmer than normal weather. Revenues in the first quarter of 2006 were higher due to higher commodity prices and were offset by higher commodity costs.

•	Fourth quarter earnings in 2005 included a gain of $7.6 million on the sale of land in CLH and a dilution gain of $4.3 million in EEP.

•	Third quarter earnings in 2005 were negatively impacted by Hurricanes Katrina and Rita and by non-cash losses on the fair value of derivatives in EEP.
OUTSTANDING SHARE DATA

Number of Shares

Common Shares – issued and outstanding (voting equity shares)	367,142,483
Preference Shares, Series A (non-voting equity shares)	5,000,000
Total issued and outstanding stock options ( 7,834,760 vested)	11,539,184

Outstanding share data information is provided as at April 23, 2007.

The Company has a Shareholder Rights Plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

ENBRIDGE INC.
HIGHLIGHTS

	Three months ended
(unaudited; millions of Canadian dollars, except per share amounts)	March 31,
	2007	2006

Earnings Applicable to Common Shareholders
Liquids Pipelines	68.9	66.3
Gas Pipelines	25.7	16.0
Sponsored Investments	17.8	20.2
Gas Distribution and Services	109.4	86.0
International	22.0	21.8
Corporate	(16.8)	(19.4)

	227.0	190.9

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	416.9	323.6
Cash provided by operating activities	765.9	714.5
Expenditures on property, plant and equipment	443.8	153.5
Acquisitions and long-term investments	0.6	156.1
Common share dividends	112.9	100.6

Per Share Information
Earnings per Common Share	0.65	0.56
Diluted Earnings per Common Share	0.64	0.56
Dividends per Common Share	0.3075	0.2875

Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	350.7	339.0
Diluted Weighted Average Common Shares Outstanding (millions)	354.2	342.7

Operating
Liquids Pipelines[1]
Deliveries (thousands of barrels per day)	2,229	2,153
Barrel miles (billions)	203	198
Average haul (miles)	1,013	1,021
Gas Pipelines – Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,676	1,681
Vector Pipeline	1,007	1,153
Enbridge Offshore Pipelines	2,021	2,069
Gas Distribution and Services[2]
Volumes (billion cubic feet)	191	172
Number of active customers (thousands)	1,874	1,828
Degree day deficiency[3]
Actual	1,908	1,666
Forecast based on normal weather	1,894	1,894

1.	Liquids Pipelines operating highlights include the statistics of the 16.6% owned Lakehead System and other wholly-owned liquid pipeline operations, excluding the Spearhead Pipeline and Athabasca Pipeline.

2.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

3.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2007	2006

Revenues
Commodity sales	2,686.6	2,705.4
Transportation	602.3	583.9
Energy services	69.3	57.4

	3,358.2	3,346.7

Expenses
Commodity costs	2,531.8	2,592.0
Operating and administrative	280.3	254.4
Depreciation and amortization	147.1	146.0

	2,959.2	2,992.4

	399.0	354.3
Income from Equity Investments	44.0	54.8
Other Investment Income	41.6	27.5
Interest Expense	(140.6)	(138.3)

	344.0	298.3
Non-Controlling Interests	(5.6)	(13.4)

	338.4	284.9
Income Taxes	(109.7)	(92.3)

Earnings	228.7	192.6
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	227.0	190.9

Earnings Per Common Share	0.65	0.56

Diluted Earnings Per Common Share	0.64	0.56

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2007	2006

Earnings	228.7	192.6
Other Comprehensive Income/(Loss)
Change in unrealized gains on cash flow hedges, net of tax	9.2	—
Reclassification of realized cash flow hedges, net of tax	7.3	—
Other comprehensive loss from equity investees	(10.2)	—
Non-controlling interest in other comprehensive income	5.8	—
Change in foreign currency translation adjustment	(30.8)	17.4
Change in unrealized gains on net investment hedges, net of tax	2.1	(6.3)

Comprehensive Income	212.1	203.7

See accompanying notes to the unaudited consolidated financial statements.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2007	2006

Preferred Shares	125.0	125.0

Common Shares
Balance at Beginning of Period	2,416.1	2,343.8
Common Shares Issued	566.4	—
Dividend Reinvestment and Share Purchase Plan	4.7	4.2
Shares Issued on Exercise of Stock Options	3.8	18.2

Balance at End of Period	2,991.0	2,366.2

Contributed Surplus
Balance at Beginning of Period	18.3	10.0
Stock-based Compensation	5.0	1.6
Option Exercises	(0.3)	(0.5)

Balance at End of Period	23.0	11.1

Retained Earnings
Balance at Beginning of Period	2,322.7	2,098.2
Earnings Applicable to Common Shareholders	227.0	190.9
Cumulative Impact of Change in Accounting Policy (Note 1)	(47.0)	—
Common Share Dividends	(112.9)	(100.6)
Dividends Paid to Reciprocal Shareholder	3.4	3.1

Balance at End of Period	2,393.2	2,191.6

Accumulated Other Comprehensive Loss
Balance at Beginning of Period	(135.8)	(171.8)
Cumulative Impact of Change in Accounting Policy (Note 1)	48.2	—
Other Comprehensive Income (Note 1)	(16.6)	11.1

Balance at End of Period	(104.2)	(160.7)

Reciprocal Shareholding
Balance at Beginning of Period	(135.7)	(135.7)
Participation in Common Shares Issued	(18.6)	—

Balance at End of Period	(154.3)	(135.7)

Total Shareholders’ Equity	5,273.7	4,397.5

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2007	2006

Cash Provided By Operating Activities
Earnings	228.8	192.6
Depreciation and amortization	147.1	146.0
Unrealized losses on derivative instruments	7.1	—
Equity earnings in excess of cash distributions	(24.7)	(34.6)
Future income taxes	65.7	1.6
Other	(7.1)	18.0
Changes in operating assets and liabilities	349.0	390.9

	765.9	714.5

Investing Activities
Acquisitions	—	(101.4)
Long-term investments	(0.6)	(54.7)
Additions to property, plant and equipment	(443.8)	(153.5)
Change in construction payable	(42.1)	(20.9)

	(486.5)	(330.5)

Financing Activities
Net change in short-term borrowings and short-term debt	(574.1)	(767.6)
Net change in non-recourse short-term debt	3.3	—
Long-term debt issues	462.9	500.0
Long-term debt repayments	(534.5)	—
Non-recourse long-term debt issued	14.4	2.0
Non-recourse long-term debt repaid	(0.5)	(2.6)
Distributions to from non-controlling interests	(5.7)	(6.1)
Common share issues	567.5	20.1
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(112.9)	(100.6)

	(181.3)	(356.5)

Increase in Cash and Cash Equivalents	98.1	27.5
Cash and Cash Equivalents at Beginning of Period	139.7	153.9

Cash and Cash Equivalents at End of Period	237.8	181.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(unaudited; millions of Canadian dollars)	2007	2006

Assets
Current Assets
Cash and cash equivalents	237.8	139.7
Accounts receivable and other	2,334.1	2,045.6
Inventory	302.9	868.9

	2,874.8	3,054.2
Property, Plant and Equipment, net	11,547.2	11,264.7
Long-Term Investments	2,226.1	2,299.4
Deferred Amounts and Other Assets	962.6	924.5
Intangible Assets	237.5	241.5
Goodwill	391.2	394.9
Future Income Taxes	160.6	200.1

	18,400.0	18,379.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	236.4	807.9
Accounts payable and other	1,774.3	1,723.8
Interest payable	86.4	95.1
Current maturities and short-term debt	100.7	537.0
Current maturities of non-recourse debt	59.8	60.1

	2,257.6	3,223.9
Long-Term Debt	7,347.7	7,054.0
Non-Recourse Long-Term Debt	1,617.4	1,622.0
Other Long-Term Liabilities	193.4	91.1
Future Income Taxes	1,031.6	1,062.5
Non-Controlling Interests	678.6	715.2

	13,126.3	13,768.7

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,991.0	2,416.1
Contributed surplus	23.0	18.3
Retained earnings	2,393.2	2,322.7
Accumulated other comprehensive loss	(104.2)	(135.8)
Reciprocal shareholding	(154.3)	(135.7)

	5,273.7	4,610.6

	18,400.0	18,379.3

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These consolidated financial statements do not include all disclosures required for annual statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2006 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s financial statements are described in Note 5. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2006 Annual Report, except as described in Note 1.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

1.	CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Comprehensive Income and Hedging Relationships

Effective January 1, 2007, the Company adopted new accounting standards for Financial Instruments - Recognition and Measurement, Financial Instruments — Disclosure and Presentation, Comprehensive Income, and Hedges. These policies were adopted prospectively and accordingly, the prior periods were not restated, however unrealized gains and losses related to the Company’s foreign currency translation adjustments and net investment hedges are now included in Accumulated Other Comprehensive Income or Loss (AOCI).

The adoption of the new standards did not impact the Company’s earnings or cash flows.

Financial Instruments

Measurement and Presentation - The new standards require that all financial assets and liabilities are recorded at fair value, except loans and receivables and certain instruments held to maturity. Loans and receivables and certain instruments that are held to maturity are measured at amortized cost. For instruments measured at fair value, unrealized changes in fair value are recognized in earnings, unless the instrument is an available for sale asset or is designated and an effective cash flow hedging instrument, in which case the unrealized changes are recorded in Other Comprehensive Income.

With the exception of recognizing derivative instruments, including hedge instruments, at fair value, the Company has not changed the valuation of other financial instruments.

The Company utilizes fixed price forward physical commodity contracts to manage exposure to changes in commodity prices. Certain of the Company’s fixed price contracts are deemed derivative instruments and therefore recognized at fair value. Unrealized fair value changes related to these instruments are recorded in current earnings.

The Company’s Energy Services businesses recognized unrealized losses of $4.3 million (after tax) for the three months ended March 31, 2007 related to fixed price commodity purchases and sales.

The Company’s regulated liquids pipeline segment utilizes a fixed price contract and related financial instrument to manage the mix of fixed and floating commodity costs. The Company recognizes the fair value of the fixed price contract, the fair value of the financial instrument and a regulatory liability that will be recognized over the life of the fixed price contract.

As a result of the new standards for derivative instruments, on January 1, 2007, the Company recognized a liability of $5.8 million for unrealized financial instrument losses, an asset of $29.0 million related to the fixed price commodity contracts and a regulatory liability of $23.2 million.

At March 31, 2007, the Company recognized a liability of $6.5 million for unrealized financial instrument losses, an asset of $30.7 million related to the fixed price commodity contract and a regulatory liability of $24.2 million.

Transaction Costs — On January 1, 2007 the Company reclassified unamortized deferred financing fees of $52.7 million from deferred amounts and other assets to long-term debt as a result of adopting the new standards. The reclassification of debt issue costs has no impact on earnings. Financing fees are amortized using the effective interest rate method over the life of the related debt instrument.

Comprehensive Income

The new standards also require the Company to present a Consolidated Statement of Comprehensive Income which consists of earnings, the effective portion of changes in unrealized gains and losses related to cash flow hedges, unrealized gains and losses of available for sale assets, and unrealized foreign exchange gains and losses related to self sustaining foreign investments and the net investment hedges of those foreign investments. The cumulative changes in Comprehensive Income are recorded in AOCI, a separate component of shareholders’ equity. AOCI also includes the Company’s share of the AOCI of equity investees. Unrealized gains and losses included in AOCI are reclassified to earnings when they become realized in accordance with hedge accounting standards or in the case of available for sale assets when they are sold.

Hedges

The Company utilizes derivatives and non-derivative instruments to manage changes in commodity prices, foreign currency exchange rates and interest rates. Hedge accounting continues to be optional, it requires that the Company document the hedging relationship and test the hedging item’s effectiveness in offsetting changes in fair values or cash flows of the underlying hedged item on an ongoing basis. The Company presents the earnings and cash flow effects of hedging items with the hedged transaction.

Cash Flow Hedges – The Company utilizes cash flow hedges to manage changes in commodity prices, foreign currency exchange rates and interest rates. The effective portion of the change in fair value of the cash flow hedging instrument is recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. Any hedge ineffectiveness is recorded in current period earnings.

For the Company’s regulated gas distribution businesses, a portion of the gas purchases are hedged using cash flow hedges. The effective portion of changes in the fair value of the cash flow hedges are deferred as an asset or liability until they are settled offset by an asset or liability on behalf of ratepayers. Upon settlement, the recognized gain or loss is recorded as a regulatory asset or liability and refunded to or collected from ratepayers in subsequent periods. The Company recognized a liability of $26.6 million for unrealized losses related to gas purchase hedges for regulated gas distribution businesses at January 1, 2007, and a regulatory receivable of $26.6 million.

As a result of the new standards for cash flow hedges the Company recognized a net asset of $79.4 million for unrealized net gains related to interest rate, foreign exchange and commodity hedges at January 1, 2007. The Company reduced deferred amounts by $66.1 million and retained earnings (pre-tax) for historical fair value adjustments related to certain cash flow hedges.

If a derivative instrument designated as a cash flow hedge ceases to be effective or is terminated, hedge accounting is discontinued and the gain or loss at that date is deferred and recognized concurrently with the related transaction. If the anticipated transaction is no longer probable, the gain or loss is recognized immediately in earnings. Subsequent gains and losses from ineffective derivative instruments are recognized in earnings in the period they occur. During the period, the Company terminated interest rate forwards resulting in the recognition of a $1.0 million (after tax) gain.

The Company does not use derivative instruments for speculative purposes. However, if a derivative instrument is not an effective hedge for accounting purposes or is not documented as a hedging item, changes in the fair value are recorded in current period earnings. The Company recognized unrealized mark to market derivative losses of $2.8 million (after tax) for the three months ended March 31, 2007 related to non-qualifying instruments.

At March 31, 2007, the Company has a net asset of $107.8 million for unrealized fair value of cash flow hedges. Cash flow hedges expire over periods ranging from less than one year to 22 years. The Company estimates that $6.0 million (after tax) of the AOCI will be reclassified to earnings in the next 12 months.

Fair Value Hedges – The Company may utilize fair value hedges to hedge the value debt instruments or commodity positions. The change in fair value of the hedging instrument is recorded in earnings with changes in fair value of the hedged asset or liability that is designated as part of the hedging relationship.

If a fair value hedge is discontinued or ceases to be effective, the hedged fixed rate asset or liability ceases to be remeasured to fair value, and the fair value adjustment is recognized in earnings over the remaining life of the hedged item. If the hedged item is settled, any remaining fair value adjustment is recognized immediately in earnings. As at March 31, 2007, the Company did not have any outstanding fair value hedge.

Net Investment Hedges – The Company utilizes net investment hedges to manage the carrying values of U.S. Dollar and Euro denominated foreign investments. The effective portion of the change in fair value of the hedging instrument is recorded in other comprehensive income. Any ineffectiveness is recorded in current period earnings. Amounts recognized in AOCI are recognized in earnings when there is reduction of the hedged net investment resulting from dividend distributions, ownership dilutions or a sale of ownership interests.

At March 31, 2007, the Company recognized a net asset of $381.3 million related to net investment hedges. Net investment hedges expire over periods ranging from less than one year to 15 years.

The adoption of the new standards resulted in the following adjustments at January 1, 2007:

(millions of Canadian dollars)	As at January 1, 2007
		Liabilities
Increase/(Decrease)	Assets	and Equity

Accounts Receivable and Other	5.4
Deferred Amounts and Other Assets	55.3
Long-Term Investments	(57.3)
Accounts Payable and Other		57.6
Long-Term Debt		(52.7)
Other Long-Term Liabilities		42.5
Future Income Taxes		(18.9)
Non-Controlling Interest		(26.3)
Accumulated Other Comprehensive Income		48.2
Retained Earnings		(47.0)

	3.4	3.4

Components of Accumulated Other Comprehensive Income/(Loss)

			Non-	Cumulative	Net
	Cash Flow	Equity	Controlling	Translation	Investment
(millions of Canadian dollars)	Hedges	Investees	Interests	Adjustment	Hedges	Total

Balance, January 1, 2006	—	—	—	(486.7)	428.1	(58.6)
Tax impact	—	—	—	—	(113.2)	(113.2)

	—	—	—	(486.7)	314.9	(171.8)

Changes during the period	—	—	—	17.4	(9.2)	8.2
Tax impact	—	—	—	—	2.9	2.9

	—	—	—	17.4	(6.3)	11.1

Balance March 31, 2006	—	—	—	(469.3)	308.6	(160.7)

Balance, January 1, 2007	—	—	—	(399.1)	379.1	(20.0)
Tax impact	—	—	—	—	(115.8)	(115.8)

				(399.1)	263.3	(135.8)

Adjustment on adoption	79.4	(57.3)	26.3	—	—	48.4
Tax impact	(20.3)	20.1	—	—	—	(0.2)

	59.1	(37.2)	26.3	—	—	48.2

Changes during the period	28.4	(16.2)	5.8	(30.8)	2.2	(10.6)
Tax impact	(11.9)	6.0	—	—	(0.1)	(6.0)

	16.5	(10.2)	5.8	(30.8)	2.1	(16.6)

Balance March 31, 2007	75.6	(47.4)	32.1	(429.9)	265.4	(104.2)

Capital Disclosures and Financial Instruments – Disclosure and Presentation

Effective January 1, 2008, the Company will adopt new accounting standards for Capital Disclosures and Financial Instruments – Disclosure and Presentation. The Company will disclose its objectives, policies and procedures for managing capital, additional information with respect to capital compliance requirements and enhanced disclosure of risks associated with financial instruments, as well as how those risks are managed.

2.	SEGMENTED INFORMATION
Three months ended
March 31, 2007

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	273.7	86.6	63.6	2,931.6	2.7	—	3,358.2
Commodity costs	—	—	—	(2,531.8)	—	—	(2,531.8)
Operating and administrative	(101.9)	(20.3)	(17.4)	(134.0)	(3.8)	(2.9)	(280.3)
Depreciation and amortization	(39.0)	(23.0)	(18.2)	(65.6)	(0.2)	(1.1)	(147.1)

	132.8	43.3	28.0	200.2	(1.3)	(4.0)	399.0
Income from equity investments	(0.3)	—	16.6	13.2	14.8	(0.3)	44.0
Other investment income	0.2	15.3	1.0	4.3	8.9	11.9	41.6
Interest and preferred share dividends	(25.1)	(17.6)	(15.2)	(52.8)	—	(31.6)	(142.3)
Non-controlling interest	(0.2)	—	(4.0)	(1.4)	—	—	(5.6)
Income taxes	(38.5)	(15.3)	(8.6)	(54.1)	(0.4)	7.2	(109.7)

Earnings applicable to common shareholders	68.9	25.7	17.8	109.4	22.0	(16.8)	227.0

Three months ended March 31, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	247.8	86.7	62.0	2,947.7	2.5	—	3,346.7
Commodity costs	—	—	—	(2,592.0)	—	—	(2,592.0)
Operating and administrative	(84.8)	(22.4)	(14.9)	(125.4)	(3.2)	(3.7)	(254.4)
Depreciation and amortization	(38.6)	(22.0)	(18.1)	(65.7)	(0.3)	(1.3)	(146.0)

	124.4	42.3	29.0	164.6	(1.0)	(5.0)	354.3
Income from equity investments	—	—	31.5	11.0	12.3	—	54.8
Other investment income	0.2	2.8	0.9	4.3	12.1	7.2	27.5
Interest and preferred share dividends	(23.2)	(18.8)	(15.0)	(48.7)	—	(34.3)	(140.0)
Non-controlling interest	(0.4)	—	(12.1)	(0.9)	—	—	(13.4)
Income taxes	(34.7)	(10.3)	(14.1)	(44.3)	(1.6)	12.7	(92.3)

Earnings applicable to common shareholders	66.3	16.0	20.2	86.0	21.8	(19.4)	190.9

3. POST-EMPLOYMENT BENEFITS
Pension Plans
The Company has three pension plans, which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides company funded defined benefit pension benefits for U.S. based employees. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs recognized in the period are presented below.
Net Pension and OPEB Costs Recognized

	Three months ended
	March 31,
(millions of Canadian dollars)	2007	2006

Benefits earned during the period	13.4	10.8
Interest cost on projected benefit obligations	17.1	16.1
Expected return on plan assets	(21.9)	(21.2)
Amortization of unrecognized amounts	3.9	4.0
Amount charged to Enbridge Energy Partners L.P.	(3.1)	(2.7)

Pension and OPEB costs recognized	9.4	7.0

The above reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Gas Distribution and Services plans and the accrual method for other plans, the Company’s pension and OPEB costs are $7.5 million for the three month period ended March 31, 2007 (2006 — $5.7 million).
4. SUBSEQUENT EVENT
Subsequent to March 31, 2007 the Company entered into firm purchase contracts for materials related to the construction of Liquids Pipelines projects. Total commitments, including these contracts are $760 million. The minimum cancellation charge related to these contracts is approximately $284 million.

5. UNITED STATES ACCOUNTING PRINCIPLES
These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.
Earnings and Comprehensive Income

	Three months ended
	March 31,
(millions of Canadian dollars, except per share amounts)	2007	2006

Earnings under Canadian and U.S. GAAP	227.0	190.9

Other Comprehensive Income under Canadian GAAP	212.1	203.7
Unrealized net gain/(loss) on cash flow hedges[4]	—	(42.1)
Underfunded pension adjustment (net of tax)[5]	0.8	—

Comprehensive income under US GAAP	212.9	161.6

Earnings per common share	0.65	0.56

Diluted earnings per common share	0.64	0.56

Financial Position

	March 31, 2007		December 31, 2006
(millions of dollars)	Canada	United States	Canada	United States

Assets
Cash and cash equivalents[3,6]	237.8	323.4	139.7	347.0
Accounts receivable and other[3,4,5,6]	2,334.1	3,013.9	2,045.6	2,920.0
Inventory[3,6]	302.9	367.5	868.9	1,005.0

	2,874.8	3,704.8	3,054.2	4,272.0
Property, plant and equipment, net[3,6]	11,547.2	16,278.7	11,264.7	15,628.4
Long-term investments[3]	2,226.1	1,330.3	2,299.4	1,368.8
Deferred amounts and other assets[2,4,5,6]	962.6	1,615.9	924.5	1,540.5
Intangible assets[6]	237.5	341.6	241.5	348.0
Goodwill[6]	391.2	795.2	394.9	803.2
Future income taxes	160.6	161.2	200.1	200.1

	18,400.0	24,227.7	18,379.3	24,161.0

Liabilities and Shareholders’ Equity
Short-term borrowings	236.4	236.4	807.9	807.9
Accounts payable and other[1,3,4,6]	1,774.3	2,766.8	1,723.8	2,818.6
Interest payable[6]	86.4	124.0	95.1	108.4
Current maturities and short-term debt	100.7	100.7	537.0	537.0
Current maturities of non-recourse debt[3,6]	59.8	95.5	60.1	83.2

	2,257.6	3,323.4	3,223.9	4,355.1
Long-term debt[3,6]	7,347.7	7,405.5	7,054.0	7,054.0
Non-recourse long-term debt[3,6]	1,617.4	4,131.8	1,622.0	4,029.6
Other long-term liabilities[3,5,6]	193.4	419.4	91.1	310.8
Future income taxes [2,3,4,5,6]	1,031.6	1,668.2	1,062.5	1,696.4
Non-controlling interests[6]	678.6	2,065.5	715.2	2,163.9

	13,126.3	19,013.8	13,768.7	19,609.8

Shareholders’ Equity
Preferred shares	125.0	125.0	125.0	125.0
Common shares	2,991.0	2,991.0	2,416.1	2,416.1
Contributed surplus[1]	23.0	—	18.3	—
Retained earnings	2,393.2	2,360.3	2,322.7	2,242.8
Additional paid in capital[1]	—	66.9	—	62.2
Foreign currency translation adjustment[4]	—	—	(135.8)	—
Accumulated other comprehensive loss[4,5]	(104.2)	(175.0)	—	(159.2)
Reciprocal shareholding	(154.3)	(154.3)	(135.7)	(135.7)

	5,273.7	5,213.9	4,610.6	4,551.2

	18,400.0	24,227.7	18,379.3	24,161.0

1.	Stock-based Compensation

Effective January 1, 2006, the Company adopted Financial Accounting Standard 123 Revised 2004 (FAS 123R), Share Based Payment, on a modified prospective basis for U.S. GAAP purposes. FAS 123R requires the use of the fair value method to measure compensation expense for options and performance stock units issued after January 1, 2006 as well as for the portion of awards for which the requisite service has not been performed that are outstanding as of January 1, 2006. The Company adopted the fair value recognition provisions of the former FAS 123, Share Based Payment, effective January 1, 2003, resulting in the recognition of stock based compensation expense using the fair value method for fixed stock options issued subsequent to that date.

All Canadian – U.S. GAAP earnings differences have now been resolved with respect to stock based compensation, except that equity charges resulting from stock based compensation are recorded in additional paid in capital for U.S. GAAP purposes and contributed surplus for Canadian GAAP purposes.

2.	Future Income Taxes

Under U.S. GAAP deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. A deferred tax liability of $648.1 million (2006 — $648.7 million) is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $939.5 million (2006 — $926.7 million).

3.	Accounting for Joint Ventures

U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

4. Accumulated Other Comprehensive Loss

At March 31, 2007, Accumulated Other Comprehensive Loss of $175.0 million (2006 — $159.2 million) consists of the cumulative translation adjustment and net investment hedges of $164.5 million (2006 — $113.6 million), net unrealized gains of $60.3 million (2006 — $26.0 million) on cash flow hedges, and an underfunded pension status of $70.8 million (2006 — $71.6 million). As of January 1, 2007, the cumulative translation adjustment and unrealized gains or losses on cash flow hedges are recognized in accumulated other comprehensive loss under Canadian GAAP. As a result, the only Canadian – U.S. GAAP difference in accumulated other comprehensive loss is the underfunded status of the pension and OPEB plans. The Company estimates that approximately $2.8 million, related to pension and OPEB plans, at March 31, 2007, will be reclassified into earnings during the next twelve months, in addition to $6.0 million for cash flow hedges.

Financial instruments are now recognized in Canadian GAAP in the same manner as U.S. GAAP, eliminating any future Canadian – U.S. GAAP differences related to derivatives and hedges for the Company. As a result of the Canadian adoption certain comparative balances have been re-classified for U.S. GAAP purposes, including the recognition of regulated non-financial instruments and offsetting regulatory liabilities as well as OCI from equity investees. In addition, transaction costs arising from the issuance of debt are now recorded net against the related long-term debt. For U.S. GAAP these transaction costs are reclassified to deferred amounts and other assets.

5.	Pension Funding Status

The Company has adopted FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, effective December 31, 2006. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the year in which they occur through comprehensive income. FAS 158 adjustments result in the Company recognizing a net liability of $109.0 million (2006 — $110.1 million) for the underfunded status of the plans, a deferred tax asset of $38.2 million (2006 — $38.5 million) and accumulated other comprehensive loss of $70.8 million (2006 -$71.6 million). As required by FAS 158, the Company will change the measurement date of its defined benefit pension plan from September 30, to December 31, effective the year ended December 31, 2008.

6.	Consolidation of a Limited Partnership

In June 2005, the U.S. Emerging Issues Task Force (EITF) reached a consensus on EITF issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), addressing when a general partner, or general partners as a group, control and should therefore consolidate a limited partnership. Under EITF 04-5, a sole general partner is presumed to control a limited partnership when certain conditions are met.

Effective January 1, 2006, the Company adopted, without restatement of prior periods, EITF 04-5. As a result of adopting EITF 04-5, the Company is consolidating its 16.6% interest in Enbridge Energy Partners (EEP) for U.S. GAAP purposes, resulting in an increase to both assets and liabilities of $5,231.3 million (2006 — $5,084.8) and no changes to equity and earnings.

7.	Uncertain Tax Positions

On January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 addresses the threshold for recognizing a tax position in the financial statements. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.